UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

April 22, 2014

To whom it may concern

Company Name: Mizuho Financial Group, Inc.
Representative: Yasuhiro Sato, President & CEO
Address: 1-5-5 Otemachi, Chiyoda-ku, Tokyo
Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, as previously announced in “Measures for the Enhancement of Group Governance” dated December 26, 2013, it is scheduled to transform into a Company with Committees subject to approval at the ordinary general meeting of shareholders to be held in June 2014 (the “Shareholders Meeting”), and an informal decision has been made with respect to the candidates for directors, executive officers, Chairperson of the Board of Directors and members of the Nominating Committee, Compensation Committee and Audit Committee (the “Three Committees”), etc., of the Company following its transformation into a Company with Committees at the meeting of the Board of Directors held on the date hereof as set forth below.

1.	Directors

(1)	Director Nominees (to be considered at the Shareholders Meeting)

Yasuhiro Sato	(Reappointment) *
Hideyuki Takahashi	(Reappointment)
Yasunori Tsujita	(Reappointment) *

Nobukatsu Funaki	(New Appointment)
Ryusuke Aya	(New Appointment) *
Junichi Shinbo	(New Appointment) *
Koji Fujiwara	(New Appointment) *

Akihiko Nomiyama	(Reappointment, Outside Director)
Mitsuo Ohashi	(Reappointment, Outside Director)
Kanemitsu Anraku	(Reappointment, Outside Director)

Takashi Kawamura	(New Appointment, Outside Director)
Tatsuo Kainaka	(New Appointment, Outside Director)
Hiroko Ota	(New Appointment, Outside Director)

Total of 13 nominees

(Note) Asterisks indicate directors expected to concurrently serve as executive officers.

(2)	Directors Scheduled to Retire

Toshitsugu Okabe

Daisaku Abe

Tadashi Kanki

(3)	Corporate Auditors Scheduled to Retire

Toshinari Iyoda

Nobukatsu Funaki *

Masahiro Seki

Masami Ishizaka

Isao Imai

(Note) The appointment of Mr. Nobukatsu Funaki as director is subject to approval at the Shareholders Meeting.

2.	Chairperson of the Board of Directors (to be considered at the meeting of the Board of Directors to be held following the Shareholders Meeting)

(1)	Appointee to Become Chairperson of the Board of Directors

Hiroko Ota

(2)	Appointee to Become Deputy Chairperson of the Board of Directors

Hideyuki Takahashi

3.	Members of the Three Committees (to be considered at the meeting of the Board of Directors to be held following the Shareholders Meeting)

(1)	Appointees to Become Members of the Nominating Committee

Chairperson	Mitsuo Ohashi	(Outside Director)
Member	Takashi Kawamura	(Outside Director)
Member	Tatsuo Kainaka	(Outside Director)
Member	Hiroko Ota	(Outside Director)

(2)	Appointees to Become Members of the Compensation Committee

Chairperson	Tatsuo Kainaka	(Outside Director)
Member	Akihiko Nomiyama	(Outside Director)
Member	Takashi Kawamura	(Outside Director)
Member	Kanemitsu Anraku	(Outside Director)

(3)	Appointees to Become Members of the Audit Committee

Chairperson	Hideyuki Takahashi
Member	Akihiko Nomiyama	(Outside Director)
Member	Tatsuo Kainaka	(Outside Director)
Member	Kanemitsu Anraku	(Outside Director)
Member	Nobukatsu Funaki

4.	Executive Officer Appointees (to be considered at the meeting of the Board of Directors to be held following the Shareholders Meeting)

Yasuhiro Sato	President and Executive Officer (Group CEO, Representative Executive Officer) *
Toshitsugu Okabe	Deputy President and Executive Officer (Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking))
Daisaku Abe	Deputy President and Executive Officer (Head of IT & Systems Group and Head of Operations Group)
Yasunori Tsujita	Deputy President and Executive Officer (Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group, Representative Executive Officer) *
Tadashi Kanki	Senior Managing Executive Officer (Head of Internal Audit Group)
Akira Sugano	Senior Managing Executive Officer (Head of Strategic Planning and Management Control (International Banking, Investment Banking and Asset Management))
Junichi Kato	Managing Executive Officer (Head of Markets Unit)
Masayuki Hoshi	Managing Executive Officer (Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit)
Tomoshige Jingu	Managing Executive Officer (Head of Human Resources Group)
Ryusuke Aya	Managing Executive Officer (Head of Risk Management Group) *
Junichi Shinbo	Managing Executive Officer (Head of Financial Control & Accounting Group) *
Koji Fujiwara	Managing Executive Officer (Head of Strategic Planning Group) *

(Note) Asterisks indicate executive officers expected to concurrently serve as directors.

5.	Reasons for Management Changes

As announced in “Measures for the Enhancement of Group Governance” dated December 26, 2013, the Company plans to further enhance corporate governance, including strengthening the supervisory function against execution and improving transparency of management processes, and enhance the flexibility of management process by facilitating swifter decision making. It aims to transform into a Company with Committees provided that such transformation is approved at the Shareholders Meeting, and is conducting specific studies and preparations accordingly.

With respect to this matter, the Company has informally appointed candidates for the positions of directors, Chairperson and Deputy Chairperson of the Board of Directors, members of the Three Committees and executive officers based on the assumption that the transformation of the Company into a Company with Committees through the amendment of its Articles of Incorporation and all appointments of directors proposed by the Company will be approved at the Shareholders Meeting and necessary approvals will be obtained at the meeting of the Board of Directors to be held following the Shareholders Meeting.

(1)	Additional Appointment of Independent Outside Directors

For the purpose of strengthening the supervisory function of the Board of Directors, the Company will additionally appoint outside directors with expert knowledge of and experience in corporate governance, compliance with laws and regulations, crisis management, risk management, and organizational and cultural reform, and it plans to ask each of Mr. Takashi Kawamura, Mr. Tatsuo Kainaka, and Ms. Hiroko Ota to assume the position of outside director of the Company provided that those appointments will be approved at the Shareholders Meeting.

Mr. Takashi Kawamura has served as Director and Representative Chairman and Executive Officer and President, Director and Representative Chairman and Executive Officer, and Chairman and Director of Hitachi, Ltd. which was one of the first companies to become a Company with Committees (iinkai secchi kaisha) (at that time, Company with Committes, etc. (iinkai tou secchi kaisha)). During that time, Mr. Kawamura explored how to implement corporate governance in line with global standards and spearheaded bold management reform and governance reform. The Company expects that Mr. Kawamura will make a significant contribution to its effort to enhance corporate governance based on his extensive experience and deep insight.

Mr. Tatsuo Kainaka has served as Deputy Prosecutor-General of the Supreme Public Prosecutors Office, Superintending Prosecutor of the Tokyo High Public Prosecutors Office, and Supreme Court Justice, and he is currently active as an attorney-at-law. The Company expects that Mr. Kainaka will make a significant contribution to the further enhancement of the corporate governance, compliance system and risk management system of the entire Mizuho Group based on his extensive experience and deep insight. Mr. Kainaka plans to resign from his position as director of Mizuho Bank, Ltd. upon his assumption of the position as director of the Company.

Ms. Hiroko Ota has served in positions such as Vice President of the National Graduate Institute for Policy Studies, Director General for Economic Research of the Cabinet Office, and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as Deputy President of the Council for Regulatory Reform of the Cabinet Office and a member of the Government Tax Commission. The Company expects that Ms. Ota will, based on her extensive knowledge and deep insight, and high level of awareness against the macro perspective of public policy and economic policy, not only offer a range of viewpoints in the field of corporate culture and organizational culture reform, which is one of the most important challenges for the Mizuho Group,but also that she will make a significant contribution to the improvement of the corporate governance of the Company with her strong leadership and advanced coordination skills that she has displayed when formulating policies and managing viewpoints at a national level.

(2)	Composition of the Board of Directors

The term of office of all of the current directors (nine directors) will expire upon the close of the Shareholders Meeting. It is determined that, after the Company transforms into a Company with Committees, the majority of the Board of Directors will consist of directors who do not concurrently serve as executive officers, from the perspective of strengthening the supervisory function against the execution function. Together with the independent outside directors, these directors will include internal directors who do not also hold executive positions within our group in order to ensure effective supervision of the Board of Directors based on their unique expertise with respect to financial institutions.

By having three new individuals assume the position as outside director at the time the Company transforms into a Company with Committees, the Board of Directors is expected to consist of a total of 13 directors: 6 outside directors, 2 (internal) directors who do not concurrently carry out business operations such as executive officers, and 5 (internal) directors who concurrently serve as executive officers.

It is expected that the positions of the five directors concurrently serving as executive officers will be assumed by the Representative Executive Officer, the Head of Financial Control & Accounting Group, the Head of Risk Management Group, the Head of Compliance Group and the Head of Strategic Planning Group based on the content of the delegated roles thereof.

(3)	Chairperson of the Board of Directors

In order to clarify the supervisory function of the Board of Directors, the Chairperson of the Board of Directors will be separated from the Group CEO as the general executor of business operations, and in principle the Chairperson of the Board of Directors will be an outside director. Specifically, as explained in 2 above, Ms. Hiroko Ota is expected to become the Chairperson of the Board of Directors subject to approval at the meeting of the Board of Directors to be held following the Shareholders Meeting.

It will also become possible to establish the position of Deputy Chairperson as a person who will assist with the overall operation of the Board of Directors by the outside director Chairperson and it is expected that a director who does not concurrently serve as an executive officer would be appointed in such position.

(4)	Three Committees

The President and Representative executive officer will not be a member of the Nominating Committee or the Compensation Committee, and in principle all of the members of those committees will be outside directors (or at least directors who do not concurrently serve as executive officers), so it is expected that in principle the chairmen of those committees will be appointed among outside directors.

(Note) Under the Companies Act, the Nominating Committee and the Compensation Committee must comprise of at least three directors, and the majority thereof must be outside directors.

In principle, the audit committee will consist of around five members, and effective auditing will be ensured by having at least one (internal) director who does not concurrently serve as an executive officer as a full-time Audit Committee member in addition to outside directors.

(Note) Under the Companies Act, the Audit Committee must consist of at least three non-executive directors, and the majority of those must be outside directors, but a full-time audit committee member is not required.

As explained in 3 above, the members and Chairmen of the Three Committees are expected to be selected and appointed subject to approval at the meeting of the Board of Directors to be held following the Shareholder Meeting.

(5)	Composition of Executive Officers

Executive officers who execute the important operations of the Company will be appointed from the President and Representative Executive Officer, and, in principle, the most senior staff who controls units, groups and departments under the instruction of the President and Representative Executive Officer. As explained in 4 above, 12 people are expected to be appointed as executive officers subject to approval at the meeting of the Board of Directors to be held following the Shareholders Meeting.

(6)	Establishment of Corporate Secretariat

The Company established Corporate Secretariat on April 1, 2014 to support the governance system consisting mainly of outside directors and ensure the proper operation of the Board of Directors of the Company.

6.	Brief Personal Records of New Representative Executive Officers

Name	Yasuhiro Sato
Date of Birth	Apr. 15, 1952
Education	Mar. 1976	Graduated from Faculty of Economics, the University of Tokyo
Business Experience		Joined in Apr. 1976
	Mar. 2003	Managing Director / Senior Corporate Officer of International Banking Unit of the former Mizuho Corporate Bank, Ltd.
	Apr. 2004	Chief Managing Director
	Mar. 2006	Chief Managing Director, Member of the Board of Directors / Head of Corporate Banking Unit
	Apr. 2007	Deputy President-Executive Officer, Member of the Board of Directors / Chief Auditor
	Apr. 2009	President & CEO (until July 2013)
	June 2009	Director of Mizuho Financial Group, Inc.
	June 2011	Director of the former Mizuho Bank, Ltd.
President & CEO of Mizuho Financial Group, Inc. (Group CEO) (current)
	July 2013	President & CEO of Mizuho Bank, Ltd.
	Apr. 2014	Director of Mizuho Bank, Ltd. (current)
Director of Mizuho Trust & Banking Co., Ltd. (current)
Director of Mizuho Securities Co., Ltd. (current)

Number of Shares of our common stock owned (as of March 31, 2014) : 32,880

Name	Yasunori Tsujita
Date of Birth	June 28, 1956
Education	Mar. 1981	Graduated from Faculty of Economics, the University of Tokyo
Business Experience		Joined in Apr. 1981
	Apr. 2009	Managing Director / General Manager of Personal Marketing Division of the former Mizuho Bank, Ltd.
	Apr. 2011	Chief Managing Director / General Manager of Personal Marketing Division
	June 2011	Chief Managing Director
	Apr. 2012	Chief Managing Director / In charge of Strategic Planning Group of Mizuho Financial Group, Inc.
Chief Managing Director / In charge of Strategic Planning Group of the former Mizuho Bank, Ltd.
Chief Managing Director / In charge of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.
	Apr. 2013	Deputy President-Executive Officer / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Financial Group, Inc.
Deputy President-Executive Officer / Head of Human Resources Group of the former Mizuho Bank, Ltd .(until July 2013)
Deputy President-Executive Officer / Head of Human Resources Group of the former Mizuho Corporate Bank, Ltd. (until July 2013)
Chief Managing Director / In charge of Human Resources Group of Mizuho Trust & Banking Co., Ltd. (until Apr. 2014)
Chief Managing Director / In charge of Human Resources Group of Mizuho Securities Co., Ltd. (until Apr. 2014)
	June 2013	Deputy President-Executive Officer, Member of the Board of Directors / Head of Human Resources Group and Head of Internal Audit Group of Mizuho Financial Group, Inc. (until Apr. 2014)
	July 2013	Deputy President-Executive Officer / Head of Human Resources Group of Mizuho Bank, Ltd.
	Sep. 2013	Deputy President-Executive Officer / Head of Human Resources Group and Head of Compliance Group
	Nov. 2013	Deputy President-Executive Officer, Member of the Board of Directors / Head of Human Resources Group and Head of Compliance Group
Apr. 2014

Deputy President-Executive Officer, Member of the Board of Directors / Head of Internal Control (Risk Management, Human Resources and Compliance) and Head of Compliance Group of Mizuho Financial Group, Inc. (current)

Deputy President-Executive Officer, Member of the Board of Directors / Head of Compliance Group of Mizuho Bank, Ltd. (current)

Number of Shares of our common stock owned (as of March 31, 2014): 296,400

7.	Brief Personal Records of New Directors

Name	Nobukatsu Funaki
Date of Birth	Mar. 30, 1959
Education	Mar. 1981	Graduated from College of Business Administration, Yokohama National University
Business Experience		Joined in Apr. 1981
	Apr. 2005	General Manager of Accounting Division of the former Mizuho Corporate Bank, Ltd.
	Mar. 2010	Corporate Auditor (until June 2013)
	Apr. 2013	Corporate Auditor of Mizuho Securities Co., Ltd. (current)
	June 2013	Corporate Auditor of Mizuho Financial Group, Inc. (current)

Name	Ryusuke Aya
Date of Birth	May 20, 1960
Education	Mar. 1984	Graduated from Faculty of Economics, the University of Tokyo
Business Experience		Joined in Apr. 1984
	Nov. 2007	Joint General Manager of Sydney Branch of the former Mizuho Corporate Bank, Ltd.
	Apr. 2010	General Manager of Risk Management Division
	Apr. 2012	Managing Director/General Manager of Risk Management Division of Mizuho Financial Group, Inc. (until Nov. 2013)
Managing Director/General Manager of Risk Management Division of the former Mizuho Bank, Ltd.
Managing Director/General Manager of Risk Management Division of the former Mizuho Corporate Bank, Ltd.
	July 2013	Managing Director/General Manager of Risk Management Division of Mizuho Bank, Ltd.
	Nov. 2013	Chief Managing Director / Head of Risk Management Group of Mizuho Financial Group, Inc. (current)
Chief Managing Director / Head of Risk Management Group of Mizuho Bank, Ltd.
Chief Managing Director / In charge of Risk Management Group of Mizuho Trust &Banking Co., Ltd.
Chief Managing Director / In charge of Risk Management Group of Mizuho Securities Co., Ltd.
	Apr. 2014	Chief Managing Director, Member of the Board of Directors / Head of Risk Management Group of Mizuho Bank, Ltd.(current)

Name	Junichi Shinbo
Date of Birth	May 21, 1961
Education	Mar. 1984	Graduated from Economics, Keio University
Business Experience		Joined in Apr. 1984
	Apr. 2009	General Manager of Global Alternative Investment Division of the former Mizuho Corporate Bank, Ltd.
	Apr. 2010	General Manager of Asset Management Coordination Division of the former Mizuho Corporate Bank, Ltd.
	Apr. 2012	Managing Director/General Manager of Portfolio Management Division of Mizuho Financial Group, Inc.
Managing Director/General Manager of Portfolio Management Division of the former Mizuho Bank, Ltd.
Managing Director/General Manager of Portfolio Management Division of the former Mizuho Corporate Bank, Ltd.
	July 2013	Managing Director/General Manager of Portfolio Management Division of Mizuho Bank, Ltd.
	Apr. 2014	Chief Managing Director / Head of Financial Control & Accounting Group of Mizuho Financial Group, Inc.(current)
Chief Managing Director, Member of the Board of Directors / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)

Name	Koji Fujiwara
Date of Birth	June 29, 1961
Education	Mar. 1985	Graduated from School of Commerce, Waseda University
	June 1992	NYU(New York University)Stern School, Graduate School of Business MBA(Master of Business Administration) Concentration in Finance
	June 2004	MIT(Massachusetts Institute of Technology) Sloan School, Graduate School of Business MBA(Master of Business Administration) Concentration in Management
Business Experience		Joined in Apr. 1985
	Oct. 2007	Senior Manager of Corporate Planning Division of the former Mizuho Bank, Ltd. (General Manager of Office of Chairman, Japanese Bankers Association)
	July 2009	Senior Manager of Investor Relations Division of Mizuho Financial Group, Inc.
	Apr. 2010	General Manager of Investor Relations Division
	Apr. 2012	Managing Director / General Manager of Investor Relations Division
	Apr. 2014	Chief Managing Director / Head of Strategic Planning Group of Mizuho Financial Group, Inc.(current)
Chief Managing Director, Member of the Board of Directors / Head of Strategic Planning Group of Mizuho Bank, Ltd. (current)

Name	Takashi Kawamura
Date of Birth	Dec. 19, 1939
Education	Mar. 1962	Graduated from Faculty of Engineering, the University of Tokyo
Business Experience	Apr. 1962	Joined Hitachi, Ltd.
	Apr. 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
	Jun. 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director, Hitachi, Ltd.
	Apr. 2010	Representative Executive Officer, Chairman and Director, Hitachi, Ltd.
	Apr. 2011	Chairman of the Board, Hitachi, Ltd.
	Apr. 2014	Director, Hitachi, Ltd. (current)*1

*1	Mr. Kawamura is expected to retire from director at the ordinary general meeting of shareholders of Hitachi, Ltd. in June 2014 and to be appointed as advisor of Hitachi, Ltd. thereof.

Name	Tatsuo Kainaka
Date of Birth	Jan. 2, 1940
Education	Mar. 1962	Graduated from Faculty of Law, Chuo University
Business Experience	Apr. 1966	Appointed as Public Prosecutor
	Jan. 2002	Superintending Prosecutor of Tokyo High Public Prosecutors Office
	Oct. 2002	Justice of The Supreme Court
	Mar. 2010	Admitted to Tokyo Bar Association
	Apr. 2010	Joined Takusyou Sogo Law Office
	Jan. 2011	Director-General of Life Insurance Policyholders Protection Corporation of Japan (current)
	Feb. 2012	Outside Director of Japan Airlines Co., Ltd.(current)
	June 2012	Outside Corporate Auditor of Oriental Land Co., Ltd. (current)
	Nov. 2013	Director of Mizuho Bank, Ltd. (current) *2

*2	Mr. Kainaka is expected to retire from director at the ordinary general meeting of shareholders of Mizuho Bank, Ltd. in June 2014.

Name	Hiroko Ota
Date of Birth	Feb. 2, 1954
Education	Mar. 1976	Graduated from Faculty of Social Sciences, Hitotsubashi University
Business Experience	Apr. 1996	Associate Professor, the Graduate School of Policy Science, Saitama University
	Oct. 1997	Associate Professor, National Graduate Institute for Policy Studies
	Apr. 2001	Professor, National Graduate Institute for Policy Studies
	Apr. 2002	Director for Economic Research, Cabinet Office
	Mar. 2003	Deputy Director General for Economic Research, Cabinet Office
	Apr. 2004	Director General for Economic Research, Cabinet Office
	Aug. 2005	Professor, National Graduate Institute for Policy Studies
	Sep. 2006	Minister of State for Economic and Fiscal Policy
	Aug. 2008	Professor, National Graduate Institute for Policy Studies (current) (Vice-President, National Graduate Institute for Policy Studies, Apr. 2009 - Mar. 2011)
	Jun. 2012	Outside Director, JX Holdings, Inc. (current)
	Jun. 2013	Outside Director, Panasonic Corporation, Inc. (current)

8.	Scheduled Assumption Date

The assumption date is expected to be formally determined at the Shareholders Meeting and the meeting of the Board of Directors to be held following the Shareholders Meeting.

9.	Others

Management Changes for the 2 entities above are on the assumption that any permission required will be obtained from the relevant authorities.

-End-

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.